Exhibit 1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW).

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

WPP Finance 2010 Announces Pricing Pursuant to its Tender Offer For Certain of its Dollar-Denominated Notes

May 7, 2019

WPP Finance 2010 (“WPP”) announces the pricing of its offer to purchase (the “Offer”) any and all of the outstanding notes listed in the table below (collectively, the “Notes”) which is being made upon, and is subject to, the terms and conditions set forth in the Offer to Purchase, dated May 1, 2019 (the “Offer to Purchase”). Capitalised terms used in this announcement but not defined have the meaning given to them in the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Total Consideration for each $1,000 principal amount of each series of Notes validly tendered at or prior to the Expiration Date or the Guaranteed Delivery Date pursuant to the guaranteed delivery procedures, and accepted for purchase (the “Total Consideration”), is specified in the following table:

Title of Security	CUSIP /ISIN Numbers	Reference Treasury Security	Reference Yield	Fixed Spread (basis points)	Total Consideration For $1,000 Principal Amount
5.125% Notes due September 2042	92936M AD9 / US92936MAD92	3.375% U.S. Treasury Notes due November 2048	2.867%	220	$1,007.81

5.625% Notes due November 2043	92936M AE7 / US92936MAE75	3.375% U.S. Treasury Notes due November 2048	2.867%	220	$1,077.82

The Offer will expire at 5:00 p.m. (Eastern time) on May 7, 2019 (such date and time, as the same may be extended, the “Expiration Date”). Notes tendered may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on May 7, 2019 (such date and time, as the same may be extended, the “Withdrawal Date”), but not thereafter. The “Results Announcement Date” is expected to be May 8, 2019, unless the Offer is extended. The “Settlement Date” will be promptly following the Expiration Date and is expected to be May 10, 2019, which is the third business day after the Expiration Date.

In addition to the applicable Total Consideration, holders whose Notes are accepted for purchase will be paid accrued and unpaid interest on such Notes to, but not including, the Settlement Date (“Accrued Interest”). Interest will cease to accrue on the Settlement Date for all Notes accepted.

WPP’s obligation to accept Notes tendered in the Offer is subject to the satisfaction of certain conditions described in the Offer to Purchase. WPP reserves the right, subject to applicable law, to waive any and all conditions to the Offer.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in the Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

Where to Obtain Information

For additional information regarding the terms of the Offer, please contact the Dealer Managers at ING Financial Markets LLC at +1 (877) 446-4930 (toll free) or +1 646 424 8972 (collect) or +44 20 7767 6784 (Europe), J.P. Morgan Securities LLC at +1 (866) 834-4666 (toll free) or + 1 212 834-3424 (collect) and Merrill Lynch International at +1 (980) 387-3907 (collect) or +1 (888) 292-0070 (toll free), +44-20-7996-5420 (Europe) or DG.LM_EMEA@baml.com. Requests for documents and questions regarding the tendering of Notes may be directed to the Tender Agent, D.F. King & Co., Inc at +1 (866) 745-0267 (toll free) or +1 (212) 269-5550 or wpp@dfking.com.

The Offer to Purchase may be obtained by Holders at the following web address, or by contacting the Dealer Managers or the Tender Agent:

www.dfking.com/wpp

Market Abuse Regulation

This announcement is released by WPP Finance 2010 and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (“MAR”), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Paul Richardson of WPP Finance 2010.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offer. If any Holder is in any doubt as to the contents of the Offer to Purchase or the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Offer. None of WPP, the Dealer Managers or the Tender Agent or any of their respective directors, employees or affiliates makes any recommendation whether Holders should tender Notes pursuant to the Offer.

Offer and Distribution Restrictions

The distribution of this announcement and/or the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Offer to Purchase come(s) are required by WPP, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions. Nothing in this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell the Notes (and tenders of Notes in the Offer will not be accepted from any Holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers’ respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of WPP in such jurisdiction.

Italy

None of the Offer, this announcement, the Offer to Purchase or any other document or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offer.

United Kingdom

The communication of this announcement and the Offer to Purchase by the Offeror and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Offer to Purchase nor any other document or material relating to the Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, with the exception of individuals, within the meaning ascribed to them in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, and applicable regulations thereunder, are eligible to participate in the Offer. Neither this announcement nor the Offer to Purchase has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services et marchés financiers) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended and none of this announcement, the Offer to Purchase or any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. Insofar as Belgium is concerned, this announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.